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EXHIBIT 99.8

                        EMPLOYMENT AGREEMENT

     THIS AGREEMENT, dated for reference purposes only as of September 15th 1999, is entered into by and between VERIDA INTERNET CORP.
("Employer"), and MICHAEL HINSHAW ("Employee"). Employer and Employee agree to the following terms and conditions of employment

1. Period of Employment. Employer shall employ Employee commencing October 1, 1999, and continuing until the employment is terminated in accordance with Section 4 below.

2. Position and Responsibilities.

     (a) Position. Employee accepts employment with Employer as President and Chief Executive Officer (CEO) and shall perform all services appropriate to that position, as well as such other services as may be assigned by Employer. Employee shall devote his best efforts to the performance of his duties. He shall report to the Board of Directors of Employer.

     (b) Other Activity. Except upon the prior written consent of Employer, Employee (during his employment with Employer) shall not engage, directly or indirectly, in any other business, commercial, or professional activity (whether or not pursued for pecuniary advantage) that puts the Employee in direct competition with Employer, or that directly interferes with the business of Employer. So that Employer may be aware of the extent of any other demands upon Employee's time and attention, Employee shall disclose in confidence to Employer the nature and scope of any other business activity in which he is or becomes engaged during his employment with Employer.

3. Compensation and Benefits.

     (a) Compensation,

          (1) Employer shall pay Employee a salary at the rate of One Hundred and Eighty Thousand Dollars $(180,000) per year in accordance with Employer's regularly established policies. Employee shall receive both quarterly performance and annual compensation reviews from Employer.

          (2) Employee shall be granted an option to purchase 300,000 shares of Employee's common stock at a price of five dollars and twenty-five cents per share $(5.25) which shall be fully vested as of the date of hire. The parties to this Agreement acknowledge the prior satisfaction of this paragraph through the granting of an option to acquire 300,000 shares dated June 14, 1999.

          (3) Employer further agrees to grant Employee an option to purchase an additional 200,000 shares of Employee's common stock at a price of five dollars and twenty-five cents per share $(5.25) which shall vest in four (4) equal amounts of 50,000 shares per
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     period, based on the following vesting schedule following the date of this Agreement: 25% at six (6) months; 25% at twelve (12) months; 25% at twenty-four (24) months; and 25% at thirty-six (36) months. The foregoing notwithstanding, in the event that this Agreement is terminated by Employer without cause pursuant to
     Section 4(a) below, the balance of the shares covered by Employee's stock option in Paragraph 3(a)(3) shall be subject to immediate vesting, The parties to this Agreement acknowledge the prior satisfaction of this paragraph through the granting of an option to acquire 200,000 shares dated June 14, 1999.

     (b) Benefits. Employee shall be entitled to receive such ongoing benefits as Employee currently receives as an employee of Triad Creative Inc. (a Company wholly owned by Employer) until such time as employer makes such similar benefits generally available to similarly situated employees.

     (c) Expenses. Employer shall reimburse Employee for reasonable travel and other business expenses incurred by Employee in the performance of his duties, in accordance with Employer's policies, as they may be amended in Employer's sole discretion.

4. Termination of Employment

     (a) By Employer Not For Cause. At any time, Employer may terminate Employee for any reason, with or without cause, by providing Employee one hundred twenty (120) days' advance written notice. Employer shall have the option, in its complete discretion, to terminate Employee at any time prior to the end of such notice period, provided Employer pays Employee all compensation due and owing through the last day actually worked, plus an amount equal to the base salary Employee would have earned through the balance of the above notice period, thereafter, all of Employer's obligations under this Agreement shall cease, in the event Employer terminates Employee pursuant to this paragraph 4(a) (i.e., without cause) then Employer shall continue to pay Employee's salary pursuant to Paragraph 3(a)(1) above, or as modified through subsequent agreements, for a thirty-six (36) month period following said termination.

     (b) By Employee Not for Cause. At any time, Employee may terminate his employment for any reason, with or without cause, by providing Employer thirty (30) days' advance written notice. Employer shall have the option, in its complete discretion, to make Employee's termination effective at any time prior to the end of such notice period, provided Employer pays Employee all compensation due and owing through the last day actually worked, plus an amount equal to the base salary Employee would have earned through the balance of the above notice period, not to exceed thirty (30) days; thereafter, all of Employer's obligations under this Agreement shall cease.





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     (c) By Employer For Cause. At any time, and without prior notice,
Employer may terminate Employee for Cause. Employer shall pay Employee all compensation then due and owing, and thereafter, all of Employer's obligations under this Agreement shall cease Termination shall be for "Cause" if Employee: (i) acts in bad faith and to the detriment of Employer; (ii) or refuses or fails to act in accordance with any specific reasonable direction or order of Employer; (iii) exhibits in regard to his employment unfitness or unavailability for service, misconduct, dishonesty, or habitual neglect; (iv) is convicted of a crime involving dishonesty or breach of trust; or (v) breaches any material term of this Agreement.

     In the absence of one of the conditions listed above, Employer may terminate Employee based on sub-satisfactory performance if Employee has been informed in writing of; (i) specific problems with performance; (ii) specific and reasonable recommendations for improvement; (iii) a date when the situation will be reviewed, (iv) the fact that termination will occur on the review date if performance is remains sub-satisfactory. The review date shall be a minimum of 30 days from Employee acknowledgement of written sub-satisfactory performance notification. If by the review date Employee's performance proves acceptable by the terms of the notification, termination of Employee shall not be considered for cause. If Employer wishes to pursue for cause termination, a new sub-satisfactory performance notification must be submitted to Employee according to the terms above.

5. Proprietary Information.

     (a) "Proprietary Information" is all information pertaining in any manner to the business of Employer (or any Employer affiliate), its employees, clients, consultants, or business associates, which was produced by any employee of Employer in the course of his or her employment or otherwise produced or acquired by or on behalf of Employer. Proprietary Information shall include, without limitation, trade secrets, inventions, processes, formulas, data, software and other computer programs, copyrightable material, marketing plans, sales, financial reports, and customer lists.

     (b) All Proprietary Information not generally known outside of Employer's organization, and all Proprietary Information so known only through improper means, shall be deemed "Confidential Information." During his employment by Employer, Employee shall use Proprietary Information, and shall disclose Confidential Information, only for the benefit of Employer and as is necessary to perform his job responsibilities under this Agreement. Following termination, Employee shall not use any Proprietary Information and shall not disclose any Confidential Information, except with the express written consent of Employer.





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6. Non Competition

     (a) Employee agrees that for a period of one (1) year following termination he shall not compete with Employer in Employer's core business, specifically described as Internet based business-to-business vertical online markets, in any online market which is either substantially functional as of the time of termination, or which is about to become substantially functional as of the time of termination.

     (b) Employee further agrees that for one (1) year following termination, he shall not solicit any customer or employee of Employer who is an active customer or employee two months prior, or less, to the date of termination.

     Employee's obligations under this Section shall survive the termination of his employment and the expiration of this Agreement, provided termination is either (1) By Employee Not for Cause as described in Section 4(b) above or (2) By Employer For Cause as described in Section 4(c) above,

     (c) Confidentiality. All proceedings and all documents prepared in connection with any Arbitrable Claim shall be confidential and, unless otherwise required by law, the subject matter thereof shall not be disclosed to any person other than the parties to the proceedings, their counsel, witnesses and experts, the arbitrator, and, if involved, the court and court staff.

     (d) Continuing Obligations. The rights and obligations of Employee and Employer set forth in this Section on Arbitration shall survive the termination of Employee's employment and the expiration of this Agreement.

7. Notices. Any notice or other communication under this Agreement must be in writing and shall be effective upon delivery by hand, upon facsimile transmission to Employer (but only upon receipt by Employee of a written confirmation of receipt), or three (3) business days after deposit in the United States mail, postage prepaid, certified or registered, and addressed to Employer at the address or fax number below, or to Employee at the last known address maintained in Employee's personnel file. Employee shall be obligated to notify Employer in writing of any change in his address. Notice of change of address shall be effective only when done in accordance with this Section.

     Employer's Notice Address.

          VERIDA INTERNET CORP.
          Attention; President
          50 California Street, Suite 1500
          San Francisco, CA 94111
          Fax Number: 415/



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8. Action by Employer. All actions required or permitted to be taken under this Agreement by Employer, including, without limitation, exercise of discretion, consents, waivers, and amendments to this Agreement, shall be made and authorized only by the Board of Directors or by their representative specifically authorized in writing to fulfill these obligations under this Agreement.

9. Integration, This Agreement is intended to be the final, complete, and exclusive statement of the terms of Employee's employment by Employer, This Agreement supersedes all other prior and contemporaneous agreements and statements, whether written or oral, express or implied, pertaining in any manner to the employment of Employee, and it may not be contradicted by evidence of any prior or contemporaneous Statements or agreement agreements. To the extent that the practices, policies, or procedures of Employer, now or in the future, apply to Employee and are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control.

10. Amendments. This Agreement may not be amended except by a writing signed by each of the parties, Failure to exercise any right under this Agreement shall not constitute a waiver of such right.

11. Assignment. Employee shall not assign any rights or obligations under this Agreement. Employer may, upon prior written notice to Employee, assign its rights and obligations hereunder.

12. Severability. If a court or arbitrator holds any provision of this Agreement to be invalid, unenforceable, or void, the remainder of this Agreement shall remain in full force and effect.

13. Attorneys' Fees. in any legal action, arbitration, or other proceeding brought to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of California.

15. Interpretation. This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party. By way of example and not in limitation, this Agreement shall not be construed in favor of the party receiving a benefit nor against the party responsible for any particular language in this Agreement, Captions are used for reference purposes only and should be ignored in the interpretation of the Agreement.

16. Employee Acknowledgement. Employee acknowledges that he has had the opportunity to consult legal counsel in regard to this Agreement, that he his read and understands this Agreement, that he is fully aware of its legal effect, and that he has entered into it freely and voluntarily and based on his own judgment and not on any representations or promises other than those contained in this Agreement.

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WHEREFORE, the parties have duly executed this Agreement as of October
22, 1999.

EMPLOYER:                          EMPLOYEE:

VERIDA INTERNET CORP.,
A Nevada corporation               By:   /s/ MICHAEL HINSHAW

BY:  /s/ illegible
     Its: Director

BY:  /s/  P. Rantucci
     Its: Director